AutoChina International Announces Guidance for 2010

SHIJIAZHUANG, China—(BUSINESS WIRE)— AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest one-stop commercial vehicle sales, leasing, and support network, today announced certain operating and financial guidance for the year ending December 31, 2010.

AutoChina leased 7,564 commercial vehicles in 2009, and expects to lease approximately 12,000 vehicles in 2010. As of February 22, 2010, the Company leases and finances these vehicles at 176 branches, and expects to have at least 275 stores by the end of 2010. The Company’s new locations are likely to be centered in rural areas throughout mainland China, specifically in the Jiangsu, Anhui, Hubei, and Liaoning provinces.

For 2010, the Company believes revenue from its commercial vehicle sales and leasing business will be between $550 million and $600 million and net income between $42 million and $47 million. For the year ended December 31, 2009, AutoChina expects revenue from its commercial vehicle sales and leasing business to be between $322.4 million and $327.4 million and net income between $14.7 million and $15.7 million (see table below). In its press release on February 11, 2010, the Company announced fourth quarter 2009 revenue and net income guidance from its commercial vehicle sales and leasing business of between $147 million and $152 million and between $7.8 million and $8.8 million, respectively.

Selected Estimated Financial Results From Continuing Operations

(unaudited) ($ in millions)

	For the year ended	For the year ended
	December 31, 2010	December 31, 2009
Total Revenue	$550 - $600	$322.4 - $327.4
Net Income	$42 - $47	$14.7 - $15.7

The audit of the Company's consolidated financial statements as of and for the year ended December 31, 2009 has not been completed and changes to the preliminary results may occur during the completion of the Company's audit. The fully audited financial results through December 31, 2009 will include results from the Company’s former consumer automotive dealership business, which was sold in December 2009, as a discontinued operation.

About AutoChina International Limited:

AutoChina International Limited is China’s largest one-stop commercial vehicle sales, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China. The Company owns and operates 176 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts and are indentified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from those anticipated at the time the forward-looking statements are made. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which the Company is engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting the Company's revenue and profitability;

•	Changes in the automobile or commercial vehicle industry;

•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Contacts:

AutoChina International
Jason Wang, 858-997-0680
Chief Financial Officer
jcwang@autochinaintl.com

or

Investor Relations:
The Equity Group Inc.
Adam Prior, 212-836-9606
Vice President
aprior@equityny.com

Source: AutoChina International Limited